SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

June 11, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:                                   Adeptus Health Inc. (CIK No. 0001602367)
Registration Statement on Form S-1 (File No. 333-196142)

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Adeptus Health Inc. (the “Registrant”), we are writing to respond to certain comments set forth in the comment letters of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 10, 2014 and June 2, 2014 (the “comment letters”) relating to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  The Registrant has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 also generally updates certain information in the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 1.  Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.  The responses and information described below are based upon information provided to us by the Registrant.

Comment Letter dated April 10, 2014

General

1.              Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Registrant advises the Staff that it has included the exhibits listed in the Exhibit Index in Part II of Amendment No. 1.

Composition of the Board of Directors

40.       Please identify the members of your board of directors who you have determined to be independent.

The Registrant advises the Staff that it has revised the disclosure on page 126 of Amendment No. 1.

Senior Management Agreements

41.       Please file the employment agreements between you and each of Messrs. Hall, Cherrington and Fielding as exhibits to the registration statement.

The Registrant advises the Staff that it has included the employment agreements of Messrs. Hall, Fielding and Cherrington as Exhibit 10.8, Exhibit 10.9 and Exhibit 10.10, respectively, of Amendment No. 1.  The Registrant further advises the Staff that it has included forms of amendments to the employment agreements of Messrs. Hall, Fielding and Cherrington, to be executed in connection with the offering, as Exhibit 10.11, Exhibit 10.12 and Exhibit 10.13, respectively, of Amendment No. 1.

Lock-Up Agreements

45.       When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

The Registrant advises the Staff that it has included the form of the lock-up agreement as an exhibit to the Underwriting Agreement, which has been included as Exhibit 1.1 of Amendment No. 1.

Exhibits

49.       Please file the Master Funding and Development Agreement with Medical Properties Trust and the Amended and Restated Operating Agreement of Adeptus Health LLC as soon as practicable.

The Registrant advises the Staff that it previously included the Master Funding and Development Agreement with Medical Properties Trust as Exhibit 10.4 (currently Exhibit 10.3) of the Registration Statement.  The Registrant further advises the Staff that it has included the Amended and Restated Operating Agreement of Adeptus Health LLC as Exhibit 10.7 of Amendment No. 1.

Comment Letter dated June 2, 2014

Signatures

1.              Please amend your registration statement to include all signatures required by Form S-1. Specifically, we note that you did not include the signatures of at least a majority of the board of directors.

In response to the Staff’s comment, and based upon a subsequent discussion with the Staff, the Registrant has revised the disclosure on page 123 to clarify that only certain individuals are existing directors of the Registrant and the rest will be appointed prior to completion of the offering.  The Registrant further advises the Staff that it has included consents from each director nominee as Exhibit 99.1(A) to Exhibit 99.1(G).

* * * * * * *

Please call me at (212) 455-2948 if you wish to discuss our responses to the comment letters.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Dana Hartz
Andrew Mew
Christina De Rosa

Adeptus Health Inc.
Thomas S. Hall
Graham B. Cherrington

Cleary Gottlieb Steen & Hamilton LLP
David C. Lopez
James D. Small